Exhibit 99.1

NEWS RELEASE

Penn West Provides 2011 Investor Day Webcast Playback

CALGARY, AB - (Sept. 22, 2011) - Penn West Exploration (TSX:PWT) (NYSE:PWE) notifies all interested parties that a copy of the Investor Day presentation as well as a playback from the Penn West Investor Day, held in Calgary, Alberta on September 20th, can be found at the following URL.

http://events.digitalmedia.telus.com/pennwest/092011/index.php?page=launch

The presentation includes operational updates and current type curves for our key resource plays, an exploration update as well as financial and strategic updates for 2011 and into 2012.

FOR FURTHER INFORMATION PLEASE CONTACT:

Penn West Exploration
Suite 200, 207 - 9th Avenue S.W.
Penn West Plaza
Calgary, Alberta T2P 1K3
403-777-2500
403-777-2699 (FAX)
Toll Free: 1-866-693-2707
www.pennwest.com

Penn West Exploration
Murray Nunns
President & Chief Executive Officer
403-218-8939
murray.nunns@pennwest.com

or

Penn West Exploration
Jason Fleury
Senior Manager, Investor Relations
403-539-6343
jason.fleury@pennwest.com

or

Penn West Exploration
Investor Relations:
Toll Free: 1-888-770-2633
investor_relations@pennwest.com